trader.com
Connecting Buyers & Sellers

Trader.com reports a significant turnaround in 1st half 2001

Amsterdam, The Netherlands - September 25, 2001
Trader.com N.V., a global leader in classified advertising, releases today its un-audited first half 2001 results.

€ millions	H1 2001	H1 2000	Increase
Revenue	205.1	179.4	+ 25.7
EBITDA	26.2	5.6	+ 20.6
Net Result *	(5.6)	(52.3)	+ 46.7

*(US GAAP) Before goodwill amortization

Solid revenue growth of 14%

- In the first half of 2001, consolidated revenue increased €25.7 million, or 14%, from €179.4 million in the first half of 2000 to €205.1 million in the first half of 2001.This includes an increase of 7.5% for organic growth related to our operations in existence in both periods.

- Print revenue increased €20.5 million, or 12% from €172.5 million in the first half of 2000 to €193.0 million in the first half of 2001. Organic growth was 5%.

- Online revenue increased €5.3 million, or 77%, from €6.9 million in the first half of 2000 to €12.2 million in the first half of 2001. Organic growth was 71%.

Strong EBITDA improvement to €26.2 million

- Overall EBITDA for the first half of 2001 has increased by €20.6 million to €26.2 million in the first half of 2001 from €5.6 million in the first half of 2000, including restructuring charges of €3.6 million.

- Print EBITDA increased €2.8 million, or 7%, from €41.1 million in the first half of 2000 to €43.9 million in the first half of 2001, excluding restructuring charges of €2.4 million.

- Online EBITDA improved by €21.4 million, from a negative €35.5 million in the first half of 2000 to a negative €14.1 million in the first half of 2001, excluding restructuring charges of €1.2 million.

Net results (US GAAP) before goodwill amortization improved by €46.7 million

- Net results (US GAAP) before goodwill amortization improved by €46.7 million from a negative €52.3 million in the first half of 2000 to a negative €5.6 million in the first half of 2001.

Commenting on the results, Didier Breton, Chief Operating Officer of Trader.com said: 'These results reflect the continuing profitable growth of the business, and our ability to keep costs under firm control. Being a multiple channel business, and leader in a number of countries and product categories, we have been able to continue delivering a solid performance despite softer economic conditions.'

Key Business Developments

The company continues to pursue a strategy of leadership by making external acquisitions and investing in local markets, where it can obtain a leading position.

The second quarter saw the conclusion of the acquisition of a majority stake in the Trading Post Group in Sydney, Australia. We expect that this acquisition will result in both incremental revenue of €16 million and a positive EBITDA contribution of approximately €4 million during 2001.

In Spain we also acquired the Trajin group in July, with 3 generalist and 2 specialist print titles, which increased our coverage in the Valencia region, Spain's third largest market. In Switzerland (Lugano) Trader.com acquired the title 'L'erbavoglio'. We expect these 2 acquisitions to provide annualised revenue of approximately €3 million.

Outlook and Increased EBITDA Guidance

Commenting on the results, John H. MacBain, President and Chief Executive Officer said: 'We are very pleased with the continuing development and growth of the business. We are executing our strategy and delivering our commitments. Based on our first half performance, we are increasing our EBITDA guidance from €50 million to €60 million for the full year, assuming no major disruptions in market conditions.'

Please also see the attachments:

- Operating and Financial review
- Condensed Consolidated Balance Sheets
- Condensed Consolidated Statement of Operations
- Condensed Consolidated Statements of Cash Flows
- Notes to Condensed Consolidated Financial Statements

About Trader.com

Trader.com is a global leader in classified advertising. The group was founded in Canada under the name Hebdo Mag in 1987 as a private company. Today, Trader.com connects buyers and sellers through 299 publications (more than 8 million readers per week) and 65 websites in 20 countries (180 million page views per month in June 2001). Trader.com has over 5,100 employees worldwide, of whom over 2,000 are sales people. Trader.com is listed on the NASDAQ (TRDR) and Premier Marché (First Market of the Paris Stock Exchange - SICOVAM code 5729 and Reuters code: TRD).

Media & Investor Relations Contact Information:

Trader.com
Pierre-Yves Bimont-Capocci
Executive Vice President Strategy, Marketing & Communications
7 rue Drouot
75009 Paris
France

Tel: + 33 1 53 34 52 04
Fax: + 33 1 53 34 50 97
pierre.bimont@trader.com

Analyst and Investor relations:
CI Communications
14, rue de Bassano
75116 Paris
France

Contact: Frédéric Bourdon
Tel: +33 (0) 1 4723 9048
Fax: +33 (0) 1 4723 8898
Email: bourdon@cicommunication.com

Forward looking statement

Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States' Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases "are expected to," "will continue," " is anticipated," "estimate," "project," "expectations" or similar expressions. Such statements are subject to risks and uncertainties. The factors which could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified in our 2000 Form 20-F, which is on file with the United States Securities and Exchange Commission, including risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, political and economic conditions generally in the global economy or specifically in the countries in which we operate including Russia, the currencies in which we do business, our ability to smoothly transition to the Euro in those countries where it has been adopted, our dependence on our management team, our expansion plans and workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our ability to successfully execute our business strategy, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions.

Operating and Financial Review

We are pleased to present our unaudited consolidated financial results of Trader.com N.V. and its subsidiaries for the first six months of 2000 and 2001. The financial statements for both periods have been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP"). This interim report contains statements regarding future events or conditions that may or may not be accurate in the future. You should refer to the risks identified in the "Forward Looking Statements" section of this interim report.

Company Background

We are a global facilitator of consumer-to-consumer and business-to-consumer transactions through our print and online classified advertising properties. Our print and online properties facilitate local and regional commerce by serving as a marketplace where consumers and businesses advertise items for sale and where consumers reach these sellers to purchase these items. Through our integrated print and online strategy, we offer buyers and sellers a comprehensive and targeted way to conduct business. Our leading properties include trusted brand names such as *La Centrale* in Paris, France, *The Melbourne Trading Post* in Melbourne, Australia, *Segundamano* in Madrid, Spain, *Auto Trader* in Canada and *Secondamano* in Milan, Italy.

Since the founding of Trader.com in June 1987, we have grown and diversified our business from three publications in Canada to 294 publications and 59 websites in 20 countries as of June 2001, including Australia, Canada, France, Hungary, Italy, Russia, Spain and the United States. Our online activities continue to grow, with an increase in web traffic from 90 million page views in July 2000 to 180 million page views in June 2001.

Revenues

We have historically generated print revenue from four principal sources, which vary in importance depending on the individual publication:

- Classified advertisements, both professional and private,

- Commercial display advertisements,

- Circulation, and

- Services and other.

Our online distribution channel generates revenue primarily through:

- The sale of classified listings, banners and other advertisements,

- Fees from professional advertisers for links that provide consumers direct access to our searchable databases for product offerings of real estate agents, automobile dealers and other merchants,

- Transaction-based fees related to facilitating sales of goods listed on our sites, and

- Commissions on complementary products and services.

We typically offer consumer advertisers a bundled product offering consisting of print and online advertisements.

Our consolidated revenues increased €25.7 million, or 14%, from €179.4 million in the first half of 2000 to €205.1 million in the first half of 2001. This includes an increase of 7.5% for organic growth related to our operations in existence in both periods. There is no exchange rate impact included in this 7.5% organic growth for the conversion of some of our revenues into our reporting currency, the euro.

Print Revenues

Our print revenues increased €20.5 million, or 12% from €172.5 million in the first half of 2000 to €193.0 million in the first half of 2001. This includes an increase of 5% for organic growth and there was no exchange rate impact. The increase in revenues for our print activity resulted from increases in professional classified advertising revenues of €5.4 million (up 23%), in private classified advertising revenues of €3.0 million (up 12%), in display revenues of €6.4 million (up 9%), in circulation revenues of €4.5 million (up 9%), and other revenues, which includes services, of €1.2 million (up 15%).   The increases in our first half 2001 print revenues include increases in:

- Canada of €5.2 million (including revenues from acquisitions of €4.8 million), from €36.9 million in the first half of 2000 to €42.1 million in the first half of 2001,

- Russia and Ukraine of €7.2 million, from €22.3 million in the first half of 2000 to €29.5 million in the first half of 2001,

- Spain of €0.6 million (including revenues from acquisitions of €0.5 million), from €21.8 million in the first half of 2000 to €22.4 million in the first half of 2001,

- France of €2.8 million (including revenues from acquisitions of €1.0 million), from €19.9 million in the first half of 2000 to €22.7 million in the first half of 2001,

- Australia of €3.5 million (including revenues from acquisitions of €3.0 million), from €12.9 million in the first half of 2000 to €16.4 million in the first half of 2001,

- Hungary of €0.8 million from €11.2 million in the first half of 2000 to €12.0 million for the first half of 2001.

Online Revenues

Our online revenues increased €5.3 million, or 77%, from €6.9 million in the first half of 2000 to €12.2 million in the first half of 2001. This includes an increase of 71% for organic growth and there was no exchange rate impact. The principal sources of revenues for the first half of 2001 were listings with €5.6 million (or 46%), professional solutions with €3.9 million (or 32%) and banner ads with €1.4 million (or 12%).

Geographically, our largest sources of online revenues were Canada with €3.2 million, France with €3.1 million and Spain with €1.3 million for the first half of 2001.

Operating Profit Before Certain Expenses (EBITDA)

The key operating measure for our geographical operating units (which are on a country level), including the measure upon which bonuses are calculated, is operating profit before certain expenses such as depreciation, amortization, non-cash compensation expense and write-down of impaired assets. We describe this key operating measure as Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA").

Our overall EBITDA for the first half of 2001 increased by €20.6 million to €26.2 million in the first half of 2001 from €5.6 million in the first half of 2000. Our first half of 2001 results includes a positive EBITDA from our print operations of €41.5 million, partly offset by EBITDA losses from our online activities of €15.3 million. We have recorded a restructuring charge of €3.6 million in the first quarter of 2001 related substantially to the reduction of employee headcount due to the elimination of a layer of management in North America. Before this restructuring charge, our overall EBITDA for the first half of 2001 increased by €24.2 million to €29.8 million in the first half of 2001.

In addition, our overall EBITDA includes a reduction in corporate expenses of €6.4 million, or 30%, from €21.0 million in the first half of 2000 to €14.6 million in the first half of 2001 due to our ongoing cost control efforts.

Print EBITDA

Our print EBITDA increased €0.4 million, or 1%, from €41.1 million in the first half of 2000 to €41.5 million in the first half of 2001. Excluding the effect of acquisitions, our print EBITDA decreased 4% versus the first half of 2000 while the effect of exchange rates was neutral. Before restructuring charge of €2.4 million, our print EBITDA for the first half of 2001 increased by €2.8 million, or 7%, to €43.9 million in the first half of 2001. The net increase in our first half 2001 print EBITDA was impacted primarily by the following countries:

- Canada – a decrease of €2.3 million, driven primarily by the costs associated with the closure of our North American headquarters (€2.4 million), from €7.8 million in the first half of 2000 to €5.5 million in the first half of 2001,

- Russia – an increase of €2.3 million, from €10.3 million in the first half of 2000 to €12.6 million in the first half of 2001 related to the strong growth of *Iz Ruk v Ruki*,

- Spain – an increase of €0.5 million (including positive results from acquisitions of €0.1 million), from €6.1 million in the first half of 2000 to €6.6 million in the first half of 2001,

- France - an increase of €0.7 million (including negative results from acquisitions of €0.2 million), from €6.5 million in the first half of 2000 to €7.2 million in the first half of 2001.

- Australia – a decrease of €0.6 million (partially offset by positive results from acquisitions of €0.3 million), from €3.0 million in the first half of 2000 to €2.4 million in the first half of 2001 primarily due to internal local costs associated with an acquisition.

- Hungary – a decrease of €0.7 million, from €4.7 million in the first half of 2000 to €4.0 million for the first half of 2001, due to lower than expected revenue growth from the investment in the sales organization.

Online EBITDA

Our online EBITDA improved by €20.2 million, from a negative €35.5 million in the first half of 2000 to a negative €15.3 million in the first half of 2001. These expenditures relate primarily to marketing, salaries, technology development and other administrative costs. This improvement was due to an increase in online revenues of €5.3 million, strong cost control efforts and the benefit of integrating our print and online sales forces, marketing and production operations and partially offset by a restructuring charge of €1.2 million.

Although EBITDA is not a measure of performance defined by U.S. GAAP, we present EBITDA because we believe that it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA (a) is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, operating profit or net earnings, as an indicator of operating performance or cash flow from operations, or as a measure of liquidity, (b) is not intended to represent funds available for dividends, reinvestment or other discretionary uses and (c) should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Because all companies do not calculate EBITDA identically, our presentation may not be comparable to similarly titled measures presented by other companies.

Operating Loss

Our operating loss improved by €34.8 million from an operating loss of €49.9 million in the first half of 2000 to an operating loss of €15.1 million in the first half of 2001. This improvement shows the positive results of our year-end 2000 restructuring actions and our pursuit of an integrated business strategy, such that gross margin increased by €13.5 million from €80.7 million in the first half of 2000 to €94.2 million in the first half of 2001 and selling, general and administrative expenses were reduced by €7.0 million from €75.1 million in the first half of 2000 to €68.1 million in the first half of 2001. In addition, non-cash compensation expense decreased by €33.4 million, but was partially offset by an increase in the write-down of impaired assets of €9.9 million. The write down of assets included charges for capitalized software and computer hardware of €4.4 million, €2.6 million for the consolidation of facilities, primarily in Canada and €2.9 million of goodwill related to certain online acquisitions.

Net Loss

Our net loss improved by €40.1 million from a net loss of €69.4 million in the first half of 2000 to a net loss of €29.3 million in the first half of 2001, including goodwill amortization of €20.8 million and impairment of certain online goodwill of €2.9 million. This improvement primarily reflects the improvement of €34.8 million in our operating loss and a decrease in interest and financing fees of €5.0 million related to the reduction in amortization of financing fees.

Liquidity and Capital Resources

Historically, our working capital requirements have been minimal, and cash flow from operations has been sufficient to finance our operations. Acquisitions have been primarily financed with borrowings, principally bank borrowings, and proceeds from our Initial Public Offering (IPO) in April 2000. Amounts available under our credit agreement can be used for Internet investments, working capital and to finance print acquisitions. We had €52.1 million of cash and available borrowings, including €16.2 million of available borrowings for acquisitions, under our credit agreement as of June 30, 2001.

We entered into a supplemental agreement on May 25, 2001 amending our credit agreement. Our credit agreement consists of term loan facilities, an acquisition facility and a revolving credit facility and provides for an aggregate of approximately €276 million of secured loans as of the end of June 30, 2001. As of June 30, 2001, we had available cash of €21.0 million, debt of €236.6 million (including debt of €5.0 million from our leasing obligations) generating a net debt balance of €215.6 million. This compares to a net debt balance of €149.3 million as of December 31, 2000. The increase in net debt of €66.3 million in the first half of 2001 relates to an increase in debt of €36.6 million for the acquisition of Trading Post Group in Australia in May 2001, an adverse currency translation effect of €16.7 million and net operational funding needs of €13.0 million.

Management believes that our company generates sufficient cash flows and has access to adequate committed lines of credit to meet its presently anticipated operational needs.

Cash Flows

Our cash flows from operations decreased from €0.9 million in the first half of 2000 to a negative €4.1 million in the first half of 2001. This decrease was primarily driven by a decrease in our working capital balances of €20.4 million and offset by an improvement in our online losses of €20.2 million from the first half of 2000 to the first half of 2001. Our net working capital balances decreased in the first half of 2001 due principally to payments related to our second half 2000 restructuring charges.

Our cash flows used in investing activities decreased by €81.6 million from €124.0 million in the first half of 2000 to €42.4 million in the first half of 2001. Cash paid for property, plant and equipment has also decreased by €36.2 million in the first half of 2001. Amounts paid in the first half of 2000 include capitalized software costs related to our online technology development of approximately €19 million. Cash paid for acquisitions of €36.6 million in the first half of 2001 reflects the acquisition of the Trading Post Group headquartered in Sydney, Australia in May 2001. Cash paid for acquisitions in the first half of 2000 includes amounts paid for the acquisition of Vancouver Buy & Sell for €22.7 million and Sydney Buy & Sell for €11.1 million.

Cash flows provided by financing activities for the first half 2001 were driven primarily by net borrowings of €52.0 million of which €36.6 million related to acquisitions and €13.0 million related to operational funding needs. Our cash flows from financing activities in the first half of 2000 were impacted primarily by our IPO in April 2000.

Outlook

Our print distribution channel is well established and has generated consistent revenue growth and positive cash flows. We commenced operations of our online distribution channel in 1996, the revenues of which have grown steadily year on year. We expect to continue to generate consolidated revenue growth in the low teens in the second half of 2001. Following our restructuring program implemented in the second half of 2000 and further cost reduction achieved in the first half of 2001, we believe that we will reach approximately €60 million in consolidated EBITDA for 2001, assuming no major disruptions in market conditions. Although we expect that we will continue to report net losses in 2001, we do expect continued improvement in net results in the second half of 2001 as compared to the first half of 2001. Based on continued operational improvements and the anticipated benefit of a required change in accounting principle, we expect to generate a net profit in 2002.

Forward Looking Statements

Some of the statements in this document are forward-looking within the meaning of Section 27A of the Securities Act of 1993 and Section 21E of Securities Exchange Act of 1934. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its officers with respect to various matters. When used in this document, the words "expects," "believes," "anticipates," "plans," "may," "will," "should" and similar expressions, and the negatives thereof, are intended to identify forward looking statements. Such statements are not promises or guarantees, and are subject to risks and uncertainties that could cause actual results to differ materially from those suggested by any such statements. Those factors include, but are not limited to, the information contained in our 2000 Form 20-F, which is on file with the United States Securities and Exchange Commission ("SEC"). These include risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, our ability to obtain additional financing for acquisitions, political and economic conditions of the countries in which we operate including Russia, the currencies in which we do business, our ability to smoothly transition to the euro in those countries where it has been adopted, our dependence on our management team, our workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand and the limited history of our online activities, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions. These are factors, that could cause our actual results to differ materially from those expressed or implied by those forward looking statements, include, but are not limited to, those addressed under the "Risk Factors" section of Item 3 of our 2000 Form 20-F.

These forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any forward looking statement is based.

TRADER.COM N.V.

Condensed Consolidated Balance Sheets
(euros in thousands)

	December 31, 2000 (Audited)	June 30, 2001 (Unaudited)
ASSETS		
Current assets:		
Cash and cash equivalents	€19,231	€21,012
Receivables, net of allowance	62,926	72,420
Other current assets	18,763	16,002
Total current assets	100,920	109,434
Property, plant and equipment	59,379	50,277
Goodwill and other intangibles	617,379	705,087
Other non-current assets	46,924	53,050
Total assets	€824,602	€917,848
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	€37,868	€33,494
Other current liabilities	70,886	69,805
Current portion of long-term debt	1,667	1,324
Total current liabilities	110,421	104,623
Long-term debt	160,769	230,259
Deferred income taxes	72,712	73,938
Other long-term liabilities	7,796	9,405
Minority interest	7,879	62,164
Shareholders' equity:		
Capital shares	105,412	105,412
Additional paid-in capital	960,337	945,118
Deferred compensation expense	(28,218)	(13,429)
Accumulated deficit	(580,898)	(610,199)
Accumulated other comprehensive income	8,392	10,557
Total shareholders' equity	465,025	437,459
Total liabilities and shareholders' equity	€824,602	€917,848

See notes to condensed consolidated financial statements.

TRADER.COM N.V.

Condensed Consolidated Statement of Operations
(euros in thousands, except per share amounts)

	June 30, 2000 Unaudited (6 months)	December 31, 2000 Audited (12 months)	June 30, 2001 Unaudited (6 months)
Revenues	€179,402	€372,894	€205,141
Operating costs and expenses:			
Cost of revenues	98,752	213,346	110,955
Selling, general and administrative	75,019	169,520	67,994
Depreciation and amortization	22,598	61,649	31,765
Non-cash compensation expense (benefit)	32,962	52,078	(433)
Write-down of impaired assets	-	14,735	9,932
	229,331	511,328	220,213
Operating loss	(49,929)	(138,434)	(15,072)
Other (income) and expenses:			
Interest and financing fees	15,954	23,051	10,958
Foreign exchange (gain) loss and other	(1,325)	2,103	(5,532)
Loss before income taxes and minority interest	(64,558)	(163,588)	(20,498)
Income taxes:			
Current	5,768	7,941	10,427
Deferred	(1,518)	(1,451)	(3,922)
	4,250	6,490	6,505
Loss before minority interest	(68,808)	(170,078)	(27,003)
Minority interest	641	2,055	2,298
Net loss	€(69,449)	€(172,133)	€(29,301)
Dividend-in-kind on redeemable preferred shares	(3,072)	(3,702)	-
Deemed dividend on convertible preferred shares	(148,735)	(148,735)	-
Net loss available to common shareholders	€(221,256)	€(323,940)	€(29,301)
Basic and diluted net loss per common share	€(3.14)	€(4.00)	€(0.32)

See notes to condensed consolidated financial statements.

TRADER.COM N.V.

Condensed Consolidated Statements of Cash Flows
(euros in thousands)

	June 30, 2000 Unaudited (6 months)	December 31, 2000 Audited (12 months)	June 30, 2001 Unaudited (6 months)
Cash provided by (used in):			
Operations:			
Net loss	€(69,449)	€(172,133)	€ (29,301)
Adjustments to reconcile net loss to cash			
Provided by operations:			
Minority interest	641	2,055	2,298
Amortization, deferred financing fees	5,965	6,647	1,253
Amortization, all other	17,127	39,262	20,774
Depreciation	5,471	22,387	10,991
Provision for doubtful accounts	1,912	4,432	2,278
Unrealized foreign exchange (gain) loss	(1,320)	1,589	(3,158)
Deferred income taxes	(1,518)	(1,451)	(3,922)
Non-cash compensation expense (benefit)	32,962	52,078	(433)
Non-cash interest	3,533	3,533	-
Losses on disposals and write-down of impaired assets	-	15,703	9,932
Gain on unwind of swaps	-	(4,706)	-
Net change in working capital balances related to operations	5,553	(12,379)	(14,828)
Cash provided by (used in) operating activities	877	(42,983)	(4,116)
Investing:			
Cash paid for investments and other assets	(29,357)	(28,906)	(254)
Cash received from sale property, plant and equipment	-	-	1,631
Cash paid for property, plant and equipment	(43,438)	(56,762)	(7,201)
Cash paid for acquisitions	(51,193)	(83,884)	(36,615)
Cash used in investing activities	(123,988)	(169,552)	(42,439)
Financing:			
Decrease in bank overdrafts	(4,155)	(3,283)	(935)
Cash received from unwind of swaps	-	7,233	-
Cash received from borrowings	90,152	123,409	59,851
Cash payments on borrowings	(296,466)	(297,871)	(7,853)
Cash paid for financing costs	(882)	(1,552)	(1,890)
Cash received from redeemable preferred and capital shares issued	386,531	384,924	3
Dividends paid to minority interests	(1,608)	(2,837)	(1,280)
Cash provided by financing activities	173,572	210,023	47,896
Effect of exchange rate changes on cash	816	142	440
(Decrease) increase in cash	51,277	(2,370)	1,781
Cash and cash equivalents at beginning of period	21,601	21,601	19,231
Cash and cash equivalents at end of period	€72,878	€19,231	€21,012

See notes to condensed consolidated financial statements.

Notes to Condensed Consolidated Financial Statements
(euros in thousands)

1. Basis of Presentation

Our financial statements are prepared on a historical cost basis in accordance with accounting principles generally accepted in the United States and have been applied on a consistent basis, except for Statement of Financial Accounting Standards No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* (SFAS No. 133) that was adopted as of January 1, 2001. The annual statutory financial statements of Trader.com N.V. (not presented here), which are prepared under Dutch GAAP, are filed with the Chamber of Commerce in Amsterdam.

Our financial results for 2000 and 2001 are the consolidated results of Trader.com N.V. and that of its subsidiaries more than 50% owned. Investments in companies that are between 20% and 50% owned are accounted for on the equity basis.

2. Significant Accounting Policies

A) Revenue recognition

Our primary source of revenue is the sale of advertising space in our publications. Private and professional classified ads and display ads are published on a daily, weekly and monthly basis for which revenues are recognized at the time the advertisement is published. Revenues related to advertisements appearing on multiple occasions in excess of one month are deferred and recognized during the period when the advertisement is run.

Circulation revenues, net of returns, are recognized on a weekly basis at the time the publications are sold through to the customer. Circulation revenues are earned mainly through distributors. Sales are also made directly to the consumer.

Service revenues include commissions earned for selling products and services for third parties. The commissions are a percentage of the value of the products or services and are recognized as earned at the date the products are sold or on a monthly basis for commissions earned on insurance sold. Services and products include financing services on automobiles and boats, insurance and warranties.

Online revenues are derived primarily from classified ads and display ads, including professional ads, consumer ads and banners which are deferred and recognized during the period when the advertisement is run. Other types of revenues include (1) revenues derived from success fees calculated as a percentage of the sales value which are recognized at the time the transaction is finalized and successfully concluded (2) membership fees for access to services provided through our websites including online auctions which are recognized over the period of usage and (3) revenues related to the research, design, development and operation of websites which are recognized during the period when the services are rendered. Online revenues include revenues on products sold solely on websites, and revenues for contracts providing both print and online advertisements for which an allocation of revenues attributable to online revenues has been made by management based upon internal pricing assumptions.

B)   Property, plant and equipment

Property, plant and equipment are recorded at cost. Depreciation is computed for financial reporting purposes by use of the straight-line method over the estimated useful lives as follows:

Asset	**Estimated useful lives**
Buildings	25-50 years
Office furniture, computers and equipment	3-10 years
Software	1-5 years
Printing presses and related equipment	3-15 years
Leasehold improvements	2-20 years

C)   Goodwill and other intangibles:

Goodwill, which represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed, is amortized on a straight-line basis over the expected periods to be benefited, which is 5 years for acquisitions of online businesses and between 10 and 20 years for print and related publishing acquisitions.

A portion of the price paid for our acquisitions has been allocated to identifiable intangible assets such as tradenames and advertiser base. The advertiser base consists primarily of commercial display advertisers. Tradenames are amortized over their estimated useful lives of 10 - 20 years and the advertiser base over 6 - 12 years.

D)   Share-based compensation:

Certain employees of our company are eligible for share options and, previously, share appreciation rights ("SARs"). We account for such share-based compensation in accordance with Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*" ("APB Opinion No. 25") and related interpretations. Compensation expense was recorded for SARs each accounting period based upon the achievement of certain performance criteria.   For share options, compensation expense is recorded only if, on the date of the grant, the fair value of the underlying share exceeds the option exercise price. We have adopted the disclosure-only requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "*Accounting for Stock-Based Compensation*", which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma net income and pro forma earnings per share disclosures for employee share as if the fair-value-based method of accounting in SFAS No. 123 had been applied to these transactions.

All stock based plans, except for our French Option Plan and our 2000 Option Plan, are deemed to be compensatory, and compensation expense has been accrued for these stock based option plans. For non-employees, compensation expense has been calculated and recorded using the fair-value-based method of accounting in accordance with SFAS No. 123.

Except for share options issued to replace terminated SARs, options issued under our 2000 Option Plan have been issued with exercise prices equal to, or exceeding the fair market value of our shares on grant date. Therefore, no compensation expense related to share options issued at fair market value on grant date has been recorded as of June 30, 2001 in accordance with APB Opinion No. 25.

E)   Basic and diluted net loss per common share:

Our company computes basic and diluted net loss available per common share in accordance with SFAS No. 128, "*Computation of Earnings Per Share*" and the SEC Staff Accounting Bulletin No. 98 (SAB No. 98). Under the provisions of SFAS No. 128, basic earnings per share is computed using the weighted average number of common shares outstanding and diluted earnings per share is computed using the weighted average number of common and potentially dilutive common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and shares issuable upon the exercise of share options and warrants (using the Treasury Stock method); potential common shares are excluded from the calculation if their effect is anti-dilutive.

F)   Related party transactions:

Our company shares office space with two shareholders. The cost, which is split between the company and the shareholders, was determined by an independent real estate broker.

Roland Berger & Partners GmbH, a consulting firm founded and chaired by Roland Berger, one of our directors, conducted a strategic review of the German classified industry and the two German classified advertising papers over which we hold a purchase option in the first semester of 2001. We paid Roland Berger & Partners GmbH €340 in connection with this study.

René Rijntjes, a shareholder and one of our directors, is a managing director of TMF Management BV, a Dutch company that provided accounting and administrative services to the Company through June 2001. The aggregate fees charged for those services in 2001 amounted to €494.

G)   Seasonality:

Due to the global portfolio of the countries in which we operate and to the relatively stable nature of the classified advertising industry, we do not experience material seasonality in our revenues or operating results.

H)   Recent Accounting Pronouncements:

In June, 2001, the FASB issued Statements of Financial Accounting Standards (SFAS) No. 141, *"Business Combinations"* and No. 142, *"Goodwill and Other Intangible Assets".* Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will apply the new accounting rules beginning January 1, 2002. We are currently assessing the financial impact SFAS No. 141 and No. 142 will have on our Consolidated Financial Statements, however we expect that amortization expense will be reduced upon adoption.

3. Consolidated Statement of Shareholders' Equity (Deficit)

TRADER.COM N.V. CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)	Share Capital Trader.com N.V.	Additional Paid-in Capital	Accumulated Deficit	Deferred Compensation Expense	Other Elements of Comprehensive Income	Subtotal Comprehensive Income	Total Shareholders' Equity (Deficit)
As per January 1, 2000	€4,130	€266,125	€(260,030)	€(36,437)	€13,674	€-	€(12,538)
Change in nominal value of Class A and B Shares	94,984	(94,984)	-	-	-	-	-
Preferred Shares issued	-	20,625	-	-	-	-	20,625
Deemed dividend on Convertible Preferred Shares	-	148,735	(148,735)	-	-	-	-
Conversion of Preferred into Common Shares	2,446	14,671	-	-	-	-	17,117
Payment–in-kind dividend on Redeemable Shares	-	(3,461)	-	-	-	-	(3,461)
Other issuances of Class A Common Shares	3,852	630,342	-	-	-	-	634,194
Deemed dividend to Controlling Shareholders	-	(92,794)	-	-	-	-	(92,794)
Deferred compensation expense	-	71,078	-	8,219	-	-	79,297
Net loss for the year ended December 31, 2000	-	-	(172,133)	-	-	(172,133)	(172,133)
Foreign currency translation adjustment	-	-	-	-	(5,282)	(5,282)	(5,282)
Comprehensive loss for the year ended December 31, 2000	-	-	-	-	-	(177,415)	-
As of December 31, 2000	€105,412	€960,337	€(580,898)	€(28,218)	€8,392	€-	€465,025
Cumulative effect of a change in accounting principle	-	-	-	-	(1,651)	(1,651)	(1,651)
Issuances of Class A Common Shares[1]	-	3	-	-	-	-	3
Deferred compensation expense	-	(15,222)	-	14,789	-	-	(433)
Net loss for the 6 months ended June 30, 2001	-	-	(29,301)	-	-	(29,301)	(29,301)
Net change related to cash flow hedges	-	-	-	-	1,987	1,987	1,987
Foreign currency translation adjustment	-	-	-	-	1,829	1,829	1,829
Comprehensive loss for the 6 months ended June 30, 2001	-	-	-	-	-	(27,136)	-
As of June 30, 2001	€105,412	€945,118	€(610,199)	€(13,429)	€10,557	€-	€437,459

[1] Issuances of Class A Common Shares relate to exercises of share options

4.   Write-down of impaired assets

We recorded a charge of €9,932 in the first half of 2001 for the write-down of impaired assets. Of this amount, €2,578 related to the consolidation of facilities, primarily in Canada. Further, €4,416 of the write-down related to capitalized software and computer hardware primarily associated with our centrally developed Internet websites and €2,938 related to goodwill associated with certain online acquisitions.

5.   Acquisitions

We signed a definitive agreement on April 4, 2001 to merge our Australian subsidiary, Trader.com Australia Pty Limited (Trader.com Australia) with Trading Post Group, a publisher of a number of classified advertising properties throughout Australia, including *Sydney Trading Post*. Total consideration of €89,600 was paid in shares of Trader.com Australia, and €36,615 in cash.   Of the total consideration of €89,600, approximately €87,800 represents goodwill and other identifiable intangible assets. We now own 69.9% of the merged entity and the previous shareholders of Trading Post Group own the remaining 30.1%. The merger agreement includes liquidity rights granted to the previous shareholders of Trading Post Group that permits the put of their shares of Trader.com Australia at fair market value at the time of exercise.   The put option is exercisable in three tranches of up to 10%, 10% and 10.1% of the merged entity over three years beginning as early as the 18-month anniversary of the closing of the transaction. There is no obligation of the previous shareholders of Trading Post Group to exercise their put at that time nor is there any guaranteed value for the shares at the time of the put.   As of the date of the merger, we estimate the fair market value of the remaining 30.1% of the merged entity to be approximately €51,600.

We are in discussions with the sellers of the *Avis* and *Revier Markt* publications in Germany (the "German Businesses") regarding the potential extension of our option to purchase the German Businesses from its current expiration of September 30, 2001 to a date in the first semester 2002.

6.   Adoption of new accounting principle

On January 1, 2001, the Company adopted SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* and SFAS No. 138, *"Accounting for Certain Derivative Instruments and Certain Hedging Activities"*, which amends certain requirements of SFAS No. 133.   These standards require that all derivative financial instruments be recorded on balance sheets at fair value as either assets or liabilities. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction.   Gains and losses on derivative instruments reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are affected by the hedged item.   Our adoption of these new accounting standards resulted in a cumulative after-tax reduction in other comprehensive income of €1,651 and recognition of derivative liabilities of €5,477 at January 1, 2001.

Independent Auditors' Review Report

To the Supervisory Board and Shareholders of Trader.com N.V.

We have reviewed the condensed consolidated balance sheet of Trader.com N.V. and subsidiaries (the "Company") as of June 30, 2001, the related condensed consolidated statements of operations, shareholders' equity and cash flows for the six-month period ended June 30, 2001 and the condensed consolidated statements of operations and cash flows for the six-month period ended June 30, 2000 which appear on pages 7 through 14 of this report. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with generally accepted auditing standards in the United States, the consolidated balance sheet of the Company as of December 31, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended, and in our report dated March 27, 2001 (except for note 24, which was as of April 4, 2001), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2000 and the related condensed consolidated statements of operations, shareholders' equity and cash flows for the year then ended, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG S.A.
Paris, France
September 17, 2001